

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 6, 2017

Michael M. Goldberg, M.D.
President and Chief Executive Officer
Navidea Biopharmaceuticals, Inc.
5600 Blazer Parkway, Suite 200
Dublin, Ohio 43017

> **Re:**   **Navidea Biopharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 5, 2016**
> **File No. 001-35076**

Dear Dr. Goldberg:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Kevin W. Waite, Esq.
    Moomjian, Waite & Coleman, LLP